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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                     SCHEDULE 13D
                       Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*


                                  Candela Corporation
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                             Common Stock, $.01 par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      136907 10 2
--------------------------------------------------------------------------------
                                    (CUSIP Number)


                 Jeffrey A. Clopeck, Esq., Day, Berry & Howard LLP,
               260 Franklin Street, Boston, MA 02110, (617) 345-4600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)


                                     July 28, 1999
--------------------------------------------------------------------------------
                (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No.  136907 10 2                                           Page 2 of 8


  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Singatronics Asset Holdings Pte. Ltd. (No IRS Identification Number)

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           N/A

  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Singapore

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       0

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

 14        TYPE OF REPORTING PERSON*
           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No.  136907 10 2                                           Page 3 of 8


  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Singatronics Limited(No IRS Identification Number)

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           N/A

  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Singapore

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       0

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

 14        TYPE OF REPORTING PERSON*
           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No.  136907 10 2                                           Page 4 of 8


  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Eddie C.K. Foo

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           N/A

  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Singapore

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       0

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

     Singatronics Asset Holdings Pte. Ltd., a Singapore corporation ("SAHPL"), Singatronics Limited, a Singapore corporation ("Singatronics"), and Mr. Eddie
C. K. Foo, the Chairman and Chief Executive Officer and a substantial stockholder of Singatronics, hereby amend their report to the Securities and Exchange Commission on Schedule 13D dated November 22, 1988, as amended by Amendment No. 1 dated June 9, 1989, as further amended by Amendment No. 2 dated July 5, 1991 and as further amended by Amendment No. 3 dated June 9, 1992 (the "Schedule 13D") in the manner set forth below. The Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Candela Corporation, a Delaware corporation (the "Company").

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on July 28, 1999, neither SAHPL, Singatronics nor Mr. Foo beneficially owned any shares of Common Stock of the Company.

     (b) As of the close of business on July 28, 1999, neither SAHPL, Singatronics nor Mr. Foo beneficially owned any shares of Common Stock of the Company.

     (c) On July 28, 1999, SAHPL completed the sale of 870,146 shares of Common Stock of the Company beneficially owned by it pursuant to an underwritten stock offering registered by the Company with the Securities and Exchange Commission on a Form S-1 Registration Statement under the Securities Act of 1933, as amended. The offering was conducted in accordance with an Underwriting Agreement dated July 22, 1999 among Needham & Company, Inc. and Tucker Anthony Cleary Gull, as representatives of the several underwriters named in the Underwriting Agreement, the Company, SAHPL and certain other selling stockholders. The price paid by the underwriter to SAHPL for its shares of Common Stock of the Company was $13.205 per share. Immediately prior to the closing of the sale, SAHPL exercised warrants to purchase 39,142 shares of Common Stock of the Company at an exercise price of $6.875 per share, and sold the shares to the underwriters in connection with the offering.

     (d)  N/A

     (e) SAHPL ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on July 28, 1999.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The disclosure in Item 5(c) is hereby incorporated by reference in this
Item 6.

Item 7.   Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following:

     (4) Form of Underwriting Agreement, incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 filed by Candela Corporation with the Commission on June 21, 1999.

                               SIGNATURES

     Each of SAHPL, Singatronics and Eddie C.K. Foo, after reasonable inquiry and to the best of its and his knowledge and belief, hereby certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 1999

                         SINGATRONICS ASSET HOLDINGS PTE. LTD.


                         By:  /s/ Eddie C.K. Foo
                              --------------------------------------
                              Eddie C.K. Foo
                              Chairman and Chief Executive Officer


                         SINGATRONICS LIMITED


                         By:  /s/ Eddie C.K. Foo
                              --------------------------------------
                              Eddie C.K. Foo
                              Chairman and Chief Executive Officer



                              /s/ Eddie C.K. Foo
                              --------------------------------------
                              Eddie C.K. Foo


                                          EXHIBIT INDEX

                                                                                 Sequentially
   Exhibit No.                        Description of Exhibit                     Numbered Pages
      (4)                Form of Underwriting Agreement, incorporated by             N/A
                         reference to Amendment No. 1 to the Registration
                         Statement on Form S-1 filed by Candela Corporation
                         with the Commission on June 21, 1999
